UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one)
☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIESEXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THESECURITIES EXCHANGE ACT OF 1934

For the transition period __________ to __________

Commission file number: 0-18460

A.           Full title of the plan and the address of the plan, if different from that of the issuer namedbelow:

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

B.           Name of the issuer of the securities held pursuant to the plan and the address of theprincipal executive office:

Community Capital Corporation
1402-C Highway 72 West
Greenwood, South Carolina 2964

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3

NOTES TO FINANCIAL STATEMENTS	4 - 9

SCHEDULE
Schedule H, Line 4i - Schedule of Assets Held at End of Year	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Community Capital Corporation
Employee Stock Ownership Plan
Greenwood, South Carolina

We have audited the accompanying statements of net assets available for benefits of Community Capital Corporation Employee Stock Ownership Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Community Capital Corporation Employee Stock Ownership Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Elliott Davis, LLC

Columbia, South Carolina
June 25, 2009

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
Assets:
Receivables
Employer contributions	$-	$11,334
Employee contributions	-	17,877
Total receivables	-	29,211

Investments, at fair value
Cash	13,653	31,609
Community Capital Corporation common stock	1,721,162	3,165,109
Mutual funds	2,822,834	4,274,743
Participant loans	63,156	74,888
Total investments	4,620,805	7,546,349

Net assets available for benefits	$4,620,805	$7,575,560

The accompanying notes are an integral part of the financial statements.

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2008

Additions to net assets attributed to:
Employer contributions	$358,912
Employee contributions	590,106
Other	6,465
Total additions	955,483
Deductions from net assets attributed to:
Net earnings and depreciation in fair value of investments	2,893,407
Distributions paid to participants	951,515
Administrative expenses	65,316
Total deductions	3,910,238
Net decrease	2,954,755
Net assets available for benefits:
Beginning of year	7,575,560
End of year	$4,620,805

The accompanying notes are an integral part of the financial statements.

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

Community Capital Corporation (the Company) established the Community Capital Corporation Employee Stock Ownership Plan (the Plan) effective as of January 1, 1991.  The Plan is currently sponsored and maintained by CapitalBank, who also serves as administrator to the Plan.  The Plan operates as a non-leveraged employee stock ownership plan (ESOP) that allows for salary-deferral contributions by the Company’s employees in accordance with the provisions of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”).  The Plan is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Code and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The following description of the Plan provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all employees of the Company.  Employees can enter the Plan at the beginning of the month following their start of employment.

Participant’s Salary Reduction Election - Each participant may elect to defer up to 20% of his or her compensation as defined by the Plan, subject to certain Code limitations.

Employer Contributions - For each Plan year, the Company may make contributions to accounts of eligible participants, including the following:

▪	A matching contribution equal to 75% of the salary reduction election of each participant limited to 6% of the participant’s compensation.
▪	A discretionary contribution on behalf of each eligible participant equal to a uniform percentage of each participant’s compensation. The exact percentage, if any, will be determined by the Company.
▪	As necessary, the amount required to provide the top heavy minimum contribution.

Participant Accounts - Each Participant’s account is credited with the participant’s salary reduction election, allocations of the Company’s matching contribution and the discretionary contribution (if any), Plan earnings, and forfeitures of terminated participants’ nonvested accounts, if applicable.  A participant must be employed by the Company on the last day of the Plan year and complete 1,000 hours to be eligible to receive an allocation of discretionary contributions.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of service. Vesting commences after one year of credited service and a participant is 100 percent vested after five years of credited service. Upon retirement, death, or total disability, a participant is 100 percent vested.

Investment Options - The Plan currently offers thirteen mutual funds and the Company’s common stock as investment options for participants.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The matching Company contribution is invested directly in Company common stock and must remain invested in Company common stock, subject to the diversification requirements under the Sections 401(a)(28) and 401(a)(35) of the Code, which enable participants meeting certain age and/or service requirements to exchange their Company common stock for other investments options.

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN - continued

Participant Loans - The Trustee may, in the Trustee’s discretion, make loans to participants and beneficiaries under the following circumstances:  (1) loans shall be made available to all participants and beneficiaries on a reasonably equivalent basis; (2) loans shall not be made available to highly compensated employees in an amount greater than the amount made available to other participants and beneficiaries; (3) loans shall bear a reasonable rate of interest; (4) loans shall be adequately secured; (5) loans shall provide for periodic repayment over a reasonable period of time; (6) loans are limited to the lesser of $50,000 or one-half of the present value of the non-forfeitable accrued benefit of the participant under the Plan; and (7) loans shall be available in the event of hardship or financial necessity or to consolidate other loans.

Payment of Benefits - On termination of service due to death, disability or retirement, a participant may elect to receive either one lump-sum payment, or payments over a period of monthly, quarterly, semiannual, or annual installments. Distributions are made in cash, or, if a participant elects in the form of Company common shares plus cash for any fractional share.

Under the provisions of the Plan, the Plan and the Company each have the right of first refusal for fourteen days following notice of a participant’s desire to sell any shares which have been distributed under the terms of the Plan.

Voting Rights - With respect to any corporate matter which involves the voting of Company stock relating to the approval or disapproval of any corporate merger, consolidation, or similar matters, each participant is entitled to direct the Trustee as to the manner in which voting rights attributable to shares of the Company’s stock allocated to his or her account are to be exercised.

Plan Loans - The Plan may incur acquisition loans to finance the acquisition of the Company’s stock or to repay a prior loan.  As of December 31, 2008 and 2007, there were no loans outstanding.

Forfeited Accounts - As of December 31, 2008 and 2007, forfeited non-vested accounts totaled $23,649 and $19,891, respectively.  Forfeitures attributable to matching contributions not used by the Plan for payment of Plan expenses will be allocated to participants eligible to share in the Company’s matching contribution in the same proportion that their compensation bears to the total compensation of all such participants. Forfeitures attributable to the Company’s discretionary contribution will be added to any discretionary contribution for the Plan year in which such forfeitures occur and allocated among the participant’s accounts in the same manner as any discretionary contribution.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Basis of Presentation - The Plan’s financial statements are prepared using the accrual method of accounting except for benefits which are recorded when paid in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition - The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Shares of the Company's common stock are valued at fair value, which was the closing quoted price of the Company’s common stock as noted by NASDAQ as of the close of business December 31, 2008 and 2007.  Participant loans receivable are valued at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES - continued

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Accordingly, actual results may differ from those estimates.

Concentration of Credit Risk - Financial instruments, which potentially subject the Plan to concentrations of credit risk, consist principally of investments in managed funds and in stock of the Company.  The Plan’s trustee offers a variety of funds so participants may diversify investments between separate funds in order to limit the amount of credit exposure to any one fund.  The underlying assets owned by that fund collateralize each managed fund.

At December 31, 2008 and 2007, the Plan held Community Capital Corporation common stock valued at $1,721,162 and $3,165,109, respectively.  The actual number of common shares held of the Company’s stock were 237,972 and 211,289, respectively. Community Capital Corporation common stock comprised 37 percent and 42 percent of Plan assets at December 31, 2008 and 2007, respectively.

NOTE 3 - FAIR VALUE MEASURMENTS

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE MEASURMENTS - continued

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2008:

Cash: The carrying amount is a reasonable estimate of fair value.

Mutual funds:  Valued at the net asset value of shares held by the Plan at year end.

Community Capital Corporation common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.
Participant loans:  Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Cash	$13,653	$-	$-	$13,653
Mutual funds	2,822,834	-	-	2,822,834
Community Capital Corporation common stock	1,721,162	-	-	1,721,162
Participant loans	-	-	63,156	63,156
Total assets at fair value	$4,557,649	$-	$63,156	$4,620,805

Level 3 Assets	Participant Loans
Balance, beginning of year	$74,888
Purchases, sales, issuances and settlements (net)	(11,732)
Balance, end of year	$63,156

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 5 - ADMINISTRATION OF PLAN ASSETS

Mutual funds and investments in the Company’s common shares are held and managed by the custodian of the Plan.

Certain administrative functions are performed by officers of the Company.  No such officer receives compensation from the Plan.  The Company pays the administrative costs of the Plan with the exception of certain investment and custodial fees, which are paid by the Plan.

NOTE 6 - INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007 are as follows:

	2008	2007
Investments at fair value as determined by quoted market prices

Community Capital Corporation common stock	$1,721,162	$3,165,109
Vanguard 500 Index	532,530	905,518
Federated Prime Oblig SS	437,408	349,931
Dodge & Cox Stock	421,737	805,497
Federated Total Return Bond IS	412,116	560,255
Columbia Acorn Z	327,277	256,570
Dodge & Cox Int'l Stock Fund	235,974	383,249

NOTE 7 - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 9, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan has been amended since receiving the determination letter.  The Company has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.  Management believes the Plan continues to maintain its qualified status.

NOTE 8 - RELATED PARTY TRANSACTIONS

Certain Plan assets are invested with the Company as described in Note 2.  This investment is considered a party-in-interest transaction.

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 9 - PLAN RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rates, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statement of net assets available for benefits.

NOTE 10 - SUBSEQUENT EVENTS AND MARKET CONDITIONS

Subsequent to year-end, the credit and liquidity crisis in the United States and throughout the global financial system has resulted in substantial volatility in financial markets and the banking system.  These and other economic events have had a significant adverse impact on investment portfolios.  As a result, the Plan’s investments have incurred a significant decline in fair value since December 31, 2008.  The value of Community Capital Corporation common stock has not been exempt from such declines.  The market value of the Company’s common stock was $7.29 on December 31, 2008, as compared to $4.60 at the close of business on June 24, 2009.  Management is monitoring investment market conditions and the impact such declines are having on the Plan’s investment portfolio.

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
PLAN 001
EIN 57-0866395

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2008

(a)	(b)	(c)	(d)	(e)
Identity	Identity of issue,	Description of investment including maturity date,
of party	borrower, lessor,	rate of interest, collateral,		Current
involved	or similar party	par or maturity value	Cost	value

*	Community Capital Corporation	237,972 shares	**	$1,721,162

	Merrill Lynch CMA Money Fund	13,653 shares	**	13,653

	Dodge & Cox Stock	5,671 shares	**	421,737

	Dodge & Cox Int’l Stock Fund	10,775 shares	**	235,974

	Federated High Yield Trust	23,694 shares	**	90,748

	Brandywine Blue	7,809 shares	**	154,782

	Columbia Acorn Z	18,479 shares	**	327,277

	Oppenheimer International Bond	14,324 shares	**	84,800

	Federated Prime Obligation SS	437,408 shares	**	437,408

	Federated Total Return Bond IS	40,482 shares	**	412,116

	Royce Opportunity Fund	9,778 shares	**	54,467

	Vanguard 500 Index	6,409 shares	**	532,530

	Fidelity Low Priced Stock	847 shares	**	19,576

	Vanguard Mid-Cap Index	2,850 shares	**	33,628

	Vanguard Small-Cap Index	872 shares	**	17,791

*	Participant Loans	5.00 – 9.25 percent	**	63,156

				$4,620,805
* Indicates a party-in-interest to the Plan.

** Cost information omitted due to participant-directed plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee stock ownership plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Community Capital Corporation Employee Stock Ownership Plan

Date: June 26, 2009	By:	/s/ R. Wesley Brewer
R. Wesley Brewer
Chief Financial Officer of CapitalBank
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Elliott Davis, LLC